March 10, 2025

Frank S. Renda
President and Chief Executive Officer
Southland Holdings, Inc.
1100 Kubota Drive
Grapevine, TX 76051

       Re: Southland Holdings, Inc.
           Registration Statement on Form S-3
           Filed March 5, 2025
           File No. 333-285578
Dear Frank S. Renda:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   William R. Rohrlich, II,